UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

Edgetech Services Inc.

(Name of Issuer)

Convertable Preferred Shares

(Title of Class of Securities)

28027N 10 9

(CUSIP Number)

Advisors LLC, 1300 Evans Avenue, PO Box 7334 - 101591, San Francisco, CA 94120-7334: Phone (310) 857-6666    _____________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.

Names of Reporting Person:

I.R.S. Identification Nos. of above person (entities only).:

Advisors LLC

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

[ n/a  ]

(b)

[ n/a  ]

3.

SEC Use Only:

4.

Source of Funds (See Instruction):

SC

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

n/a

6.

Citizenship or Place of Organization:

  U.S.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:

274,668,981

8.

Shared Voting Power:   n/a

9.

Sole Dispositive Power:    274,668,981

10.

Shared Dispositive Power:  n/a

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   274,668,981

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

 n/a

13.

Percent of Class Represented by Amount in Row (11):

39%

14.

Type of Reporting Person (See Instructions)

CO

ITEM 1.

SECURITY AND ISSUER.

Common Shares

Edgetech Services Inc.

2980 S. Rainbow Blvd. #220H, Las Vegas, NV 89146

ITEM 2.

IDENTITY AND BACKGROUND

(a)

Name: Advisors LLC

(b)

Address: PO Box 7334 - 101591, San Francisco, CA 94120-7334

(c)

Principle business: Venture Capital

(d)

Criminal proceedings: n/a

(e)

Civil proceedings: n/a

(f)

Citizenship: US

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ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Share exchange (Data Management.)

ITEM 4.

PURPOSE OF TRANSACTION

a. The reporting person may acquire or dispose of securities of the issuer in the future.

b. No such transaction is currently planned.

c. No such transaction is currently planned.

d. No such transaction is currently planned other than those stated in the Stock Purchase Agreement dated Dec 1, 2006.

e. No change is planned.

f. No change is planned other than the addition of the Data Management business to the business of the issuer pursuant to the Stock Purchase Agreement dated Dec 1, 2006.

g. No change is planned.

h. No change is planned.

i. No change is planned.

j. No such actions are planned.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

a. 274,668,981 million common shares of the issuer

b. n/a.

c. The persons named in (a) did not conduct any transactions in the last six months that affected the class of securities that are the subject of this filing.

d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

e. Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Advisers LLC entered into an agreement with Southbase International Limited to acquire 42,247,269 million common shares of the issuer that are owned by Advisers LLC.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

AGREEMENT FOR PURCHASE

AND SALE OF STOCK

DATED:  December 1, 2006

PARTIES:

(1) Edgetech Services Inc., a Nevada corporation, (“Buyer” or “Edgetech”)

(2) Adam Radly, President & CEO of Edgetech (“Radly”)

(3) Paul Aunger, Secretary & Treasurer of Edgetech (“Aunger”)

(4) Southbase LLC, a California corporation, and Advisors LLC, an Iowa limited liability company (“Sellers”)

5) Data Management, Inc. a Nevada corporation ("DM").

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INTRODUCTION

THIS AGREEMENT is made as of the date set forth above at Santa Monica, CA, between Sellers, Buyer and DM. (All of the foregoing sometimes hereafter referred to as the “Parties”).

RECITALS

This agreement (the “Agreement”) is made with respect to the following facts and circumstances:

A.

Sellers desire to sell and transfer Sellers’ shares in DM to Buyer. The sale of DM includes the sale of all of all of its subsidiaries and businesses.

B.

Buyer desires to purchase the Sellers’ Shares of DM under the terms and conditions set forth in this Agreement.

C.

Sellers have furnished to Buyer for its examination, copies of the Articles of Incorporation and the By-Laws of DM.

D.

The Parties to this Agreement also wish to state certain other facts, understandings and agreements as set forth, or as referenced below.

NOW THEREFORE, in light of the foregoing facts and circumstances, and in consideration of the mutual promises, conditions, covenants and agreements herein set forth, and in exchange for other valuable consideration, the receipt and adequacy of which are hereby acknowledged,

THE PARTIES HAVE AGREED AS FOLLOWS:

AGREEMENT

Section 1.

Sale and Transfer of Shares Currently Owned by Sellers

1.1

As more particularly set forth in Section 2 hereof, on December 1 , 2006, or as soon thereafter as is practicable (the “Closing”), Sellers shall deliver or cause to be delivered to Buyer one or more share certificates representing the shares (“Transfer Shares”) of DM (which will then represent One-Hundred Percent (100%) of the then-outstanding common stock of DM).  Said share certificate shall be duly endorsed, or accompanied by duly executed assignments sufficient (upon completion of the requirements of any applicable securities laws or regulations) to transfer the Transfer Shares to Buyer.  This delivery shall be made in consideration of the right to receive from Buyer the consideration set forth in Section 2.2 hereof in exchange for the Transfer Shares.

1.2

The Closing of the purchase of DM by Edgetech is conditioned on the approval of the Board of Directors of Edgetech and the approval of the stockholders of Edgetech.

Section 2.

Purchase Price and Covenants.

2.1

Total Consideration.  The consideration for the sale and purchase of the Shares pursuant to Section 1 shall be the sum of the consideration described in Section 2.

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2.2

Consideration.  The purchase price (“Consideration”) shall be the transfer of 25,000,000 (twenty five million) shares of convertible preferred stock of Edgetech Services, Inc. to Sellers at Closing and distributed as set forth in Exhibit A.

2.3

Post Closing Covenants.

2.3.1

If Edgetech issues any Edgetech warrants, or securities of Edgetech at less than market value to any entity associated with one of Radly or Aunger, known as the First Party, Edgetech agrees to provide the same warrants or securities with the same terms to the other party, known as the Second Party.  The amount of warrants or securities to be provided to the Second Party will be an amount sufficient to maintain the proportion of Edgetech shares held by entities associated with Radly and Aunger prior to the issue of the warrants or securities to the First Party.

2.3.2

Should Edgetech agree to purchase businesses owned by entities associated with the Sellers or with Radly or with Aunger, Edgetech agrees not to pay more than the value determined by an independent appraiser mutually acceptable to both Radly and Aunger or their nominees.

2.3.3

Radly and Aunger and the sellers are entitled to purchase any securities of Edgetech from Edgetech for cash (or debt in Edgetech or its subsidiaries) at a price calculated as the average share price over the five trading days prior to the date that the cash is provided to Edgetech (or the debt is converted to equity)..

Section 3.

Representations and Warranties of Sellers.  Sellers warrant as follows:

3.1

As of the date of this Agreement, DM is a corporation duly organized, validly existing, and in good standing under the laws of its state and has all necessary corporate powers to own its properties and operate its business as now owned and operated by it.  Neither the ownership of its properties nor the nature of its business requires DM to be qualified in any jurisdiction other than the state of its incorporation.

3.2

The authorized capital stock of DM consist of 100 authorized shares of common stock issued and outstanding. All of the DM Shares are validly issued, fully paid, and non-assessable, and such DM Shares have been so issued in full compliance with all applicable federal and state securities laws. There are no valid outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating DM to issue, or to transfer from treasury, any additional shares of its capital stock of any class.

3.3

Sellers are currently the owners, beneficially and of record of 100% of the Transfer Shares free and clear of all liens, encumbrances, security agreements, equities, options, claims and charges. Sellers have the power to transfer the Transfer Shares to Buyer without obtaining the consent or approval of any other person or governmental authority. Further, all corporate action on the part of DM, its officers, directors and Sellers necessary for the authorization, execution and delivery of the Agreement and the other agreements and documents contemplated herein, the performance of all of DM’s and Sellers obligations hereunder and for the sale and delivery of the Shares, has been taken or will be taken prior to the Closing.  This Agreement and the other agreements and documents contemplated herein, when executed and delivered, shall constitute valid and legally binding obligations of DM and the Sellers enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and subject to the availability of equitable remedies.  Neither this Agreement (including all the exhibits and schedules hereto) nor any other statements or certificates made or delivered in connection herewith, taken as a whole, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances under which they were made.

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3.4

 DM is not in violation of any term of its respective Articles of Incorporation or Bylaws, any valid term of any material mortgage, indenture, contract, agreement or other instrument or any judgment, decree, order, statute, rule or regulation applicable to DM, the violation of which could have a material adverse effect (which for the purposes of this provision shall be deemed to be an impact of $5,000 or more) on the business, operations, financial condition, or prospects of DM. Provided that Buyer cooperates in complying with applicable securities law and regulations, and assuming the correctness of the representations of Buyer to Sellers, the execution, delivery, and performance of and compliance with this Agreement and the issuance and sale of the Shares pursuant hereto will not result in any violation of any term of the Articles of Incorporation or Bylaws of DM, as each is then in effect, or any valid term of any material mortgage, indenture, contract, agreement or other instrument or any judgment, decree or order, or be in conflict with or constitute a default under any such valid term, or result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of DM .

3.5

Within the times and in the manner prescribed by law, DM has filed all federal, state, and local tax returns required by law and has paid all taxes, assessments, and penalties due and payable.  There are no present disputes about taxes of any nature payable by DM.  DM has not been advised that any of its returns have been or are being audited. The Sellers will be responsible for payment of any taxes arising from any jurisdiction that relate to income generated prior to the date of Closing and will indemnify Buyer against any claims relating to tax liabilities that relate to any business activity that occurred prior to the date of Closing.

3.6

Except to the extent that ordinary parts and components commonly included in computers and technology equipment currently used and/or sold by comparable businesses may be construed as containing “hazardous materials,” there are no hazardous materials maintained or stored by DM in violation of applicable law, nor are there any known violations of any federal, state, or local environmental ordinance rule or regulation duly enacted by any applicable governmental authority on the premises of DM.

3.7

All trade names, trademarks, service marks, patents, copyrights, domain names and their registrations, owned by DM or in which it has any rights or licenses have been included in the sale of DM to Buyers.

3.8

DM has good and marketable title to all of its property and assets. With respect to the property and assets it leases, DM is in material compliance with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances other than as set forth hereinabove or otherwise disclosed to Buyer.

3.9

Where required DM maintains all insurance in amounts and against such risks as are usual and customary and adequate to protect DM, its assets and its business.  At no time has DM been denied any insurance or indemnity bond coverage which it has requested, or received any written notice from or on behalf of any insurance carrier presently providing insurance relating to them (i) that insurance rates may or will be substantially increased from their current levels, and/or (ii) that policies presently in effect will not be renewed, or (iii) that material alterations to any of the properties or business operations of DM are necessary or required by such carrier.  DM is not in default with respect to payment of premiums on any such policy. No claim is pending under any policy.

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3.10

DM is not a party to, nor is the property of DM bound by, any distributor’s or manufacturer’s representative or agency agreement; any output or requirements agreement; any agreement not entered into in the ordinary course of business; any indenture, mortgage, deed of trust, or lease; except as disclosed by matters of public record.

3.11

DM has not received notice of any violation of any applicable federal, state, or local statute, law, or regulation (including any applicable building, zoning, environmental protection, or other law, ordinance, or regulation) affecting its properties or the operation of its business; and to the best of the knowledge of Sellers there are no such violations.

3.12

There is no pending, nor, to the best knowledge of Sellers is there not threatened, any suit, proceeding, investigation or action against or affecting DM that appears reasonably likely to result in a material adverse change to DM's business, assets or financial condition.

3.13    Intentionally left blank.

3.14

All material contracts, agreements, insurance policies and instruments to which DM is a party are valid, binding, and in full force and effect in all material respects, without any material breach by DM or, to the best of the DM's knowledge, any other party thereto.  No event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by DM under any contract, agreement or instrument that is valid and binding on DM.

3.15

 Intentionally left blank.

3.16

Intentionally left blank.

3.17

DM does not have any material liabilities, contingent or otherwise, other than obligations under contracts and commitments incurred in the ordinary course of business and set forth in this Agreement.  DM is not a guarantor or indemnitor of any indebtedness of any other person or entity.  DM maintains and will continue to maintain a standard system of financial record keeping established and administered in accordance with generally accepted financial record keeping principles applied on a basis consistent with past practices.  At Closing, DM shall have no debt other than amounts owing to ordinary trade creditors, or other than as disclosed to Buyer, including without limitation the subsections below.

3.17.1

DM has given the Buyer access to all accounts, books, ledgers and financial and other records of DM which have been prepared and maintained in accordance with generally accepted financial record keeping principles applied on a basis consistent with past practices.

3.17.2 All accounts, books, ledgers and financial and other records of DM are in the possession or under the control of DM and located at the DM's premises or at DM's accountants and all statutory and other records of DM are up to date and contain full, complete and accurate records of all material matters dealt with in those records.

3.17.3 The Financial Information contains full provision for bad and doubtful debts, depreciation, amortization, obsolescence of assets and any foreseeable losses as well as for all contingent liabilities which may reasonably be expected to become actual liabilities.

3.17.4 The financial performance of DM disclosed in the Financial Information given to the Buyer is and was not affected by any unusual or non-recurring items and no material changes have occurred in the assets and liabilities or the financial performance of DM from that disclosed by that information.

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3.19     DM has provided Buyer with all the information that Buyer has requested for deciding whether to purchase the Transfer Shares.  Neither this Agreement, the representations and warranties by Sellers contained herein, the Exhibits and Schedules attached hereto, nor any other written statement or certificate delivered or to be furnished to Buyer in connection herewith, when read together, knowingly contains any untrue statement of a material fact or knowingly omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

Section 4.   Representations and Warranties of Buyer.  Buyer represents and warrant as follows:

4.1

Buyer is a corporation duly organized, existing and in good standing under the laws of Nevada and that the execution and delivery of this Agreement and all related documents by it have been duly authorized by proper corporate action.

4.2

Buyer need not make or obtain any consent, approval, or authorization of, or declaration, filing, or registration with, any federal or state governmental or foreign regulatory authority in connection with the execution, delivery, and performance of this agreement and the consummation of the transaction contemplated by this Agreement.

4.3

The provisions of this Agreement and the execution by Buyer of the documents referred to herein will not result in or constitute any of the following:  (1) a breach of any of the terms of this Agreement; (2) a default or an event that, with notice, lapse of time, or both, would be a default, breach, or violation of the articles of incorporation or bylaw of Buyer or any other contract, commitment, indenture, deed of trust, or other agreement, instrument or arrangement to which Buyer is a party or by which any of them or the property of them is bound; (3) an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation of Buyer; or (4) the creation or imposition of any lien, change, or encumbrance on any of the properties of Buyer.

Section 6.

Survival of Representation and Warranties.  All representations, warranties and covenants contained in this Agreement shall survive the closing of this transaction and any of the transactions contemplated in this Agreement for a period of two years.

Section 7.

Miscellaneous.

7.1

Fees and Costs of Transaction.   Each party represents that it shall pay its own fees and costs associated with this transaction.  Sellers and Buyer will indemnify and hold one another harmless against any loss, liability, damage, cost, claim, or expense incurred by reason of any brokerage, commission, or finder’s fee alleged to be payable because of any act, omission, or statement of the indemnifying party.

7.2

Entire Agreement.  This Agreement, together with all exhibits delivered in connection herewith, and such other documents signed by both Parties, as recite that they are executed in connection herewith, constitute the entire agreement between the Parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the Parties. No supplement, modification, or amendment of this Agreement will be binding unless executed in writing by all the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

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7.3

Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which will be considered an original, but all of which together will constitute one and the same instrument.

7.4

Agreement.  This Agreement will be binding on, and will inure to the benefit of, the Parties to it and their respective heirs, legal representatives, successors, and assigns.

7.5

Notices,  All notices, requests, demands, and other communications under this Agreement must be in writing and will be considered to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the fifth day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

To Sellers at: PO Box 7334 - 101591, San Francisco, CA 94120-7334

To Buyer at: 2980 S. Rainbow Blvd. #220H, Las Vegas, NV 89146

To DM at: 233 Wilshire Boulevard, Suite 400, Santa Monica, CA, 90401

Any party may change its address for purposes of this paragraph by giving the other Parties written notice of the new address in the manner set forth above.

7.6

Governing Law.  This Agreement will be construed in accordance with, and governed by, the laws of the State of Nevada as applied to contracts that are executed and performed entirely in Nevada.

7.7

Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of final jurisdiction, it is the intent of the Parties that all other provisions of this Agreement be construed to remain fully valid, enforceable, and binding on the Parties.

7.8

Additional Documents.  The Parties hereby agree to execute such additional documents as maybe reasonable and necessary to carry out the provisions of this Agreement.

7.9

Attorney Fees.  In the event of any controversy, claim or dispute between the Parties hereto arising out of or relating to this Agreement or the breach thereof, the prevailing party shall be entitled to recover from the other party reasonable expenses, attorney fees and costs.

7.10

Exhibits. Each of the Exhibits attached hereto is incorporated herein by reference as if set forth herein in full and such Exhibits are identified as follows:

Exhibit A

-

Distribution of convertible stock on Closing

IN WITNESS WHEREOF, the undersigned have executed this agreement as of the date first set forth above.

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“SELLERS”

By: /s/ Adam Radly

Southbase LLC

By: /s/ Paul Anger

Advisors LLC

“BUYER”

Edgetech Services, Inc.

By: /s/ Adam Radly

“DM”

Data Management, Inc.

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By:  /s/ Adam Radly

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Exhibit A: Distribution of convertible stock on Closing

On Closing, convertible preferred stock of Edgetech will be distributed as follows:

-

12.5 million convertible preferred shares to: Southbase LLC and/or its nominee

-

12.5 million convertible preferred shares to: Advisors LLC and/or its nominee

Exhibit B: Fixed Assets included in purchase

The following fixed assets are included in the purchase:

-

Six office sets, each consisting of a desk, desk return, desk chair, file cabinet

-

Eight personal computers and monitors

-

Two printers

-

One Board room table plus ten chairs

-

One projector and projector screen

-

One Reception desk

-

One phone system including eight phone sets

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